

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 7, 2018

By E-Mail

Andrew M. Freedman
Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 10022

> **Re: Schmitt Industries, Inc.**
> **Preliminary Proxy Statement filed by Sententia Group, LP, et. al.**
> **Filed on August 31, 2018**
> **File No. 000-23996**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Preliminary Proxy Statement

Background to the Solicitation, page 4

1.   It has come to our attention that the company offered a settlement on August 29. Please describe the terms of the offer and your reasons for apparently rejecting it.

Reasons for the Solicitation, page 6

2.   Please provide us supplemental support for your calculation of the company's EBITDA appearing on the table on page 9 of your proxy statement.

3.   Refer to the first paragraph on page 10. Revise your disclosure to clarify that neither of your nominees owns any company shares directly and to explain how their election would serve the company, given their lack of ownership of any shares while the current directors own company shares.

Proposal No. 1. Election of Directors, page 12

4.   We note, on page 13, the disclaimer of beneficial ownership "except to the extent of [Mr. Zapata's] pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

5.   We note your disclosure referring to a substitute nominee (page 14). Please confirm that

you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Votes Required for Approval, page 17

6.   We note that you intend to vote unmarked proxy cards in accordance with your recommendation while you make no recommendation with respect to proposal No. 2. Please revise.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions